Exhibit 99.1

Itaú Unibanco Holding SA (B3: ITUB4 and ITUB3 and NYSE: ITUB) would like to invite you to a webcast* on April 6th (Monday) for an update on the measures being implemented in order to adapt its operations and to support its employees, customers and society during the COVID-19 pandemic. As a reminder, the company's results and financial outlook will be presented as usual in the 1Q20 earnings conference call, scheduled for May 5th. Please join our live webcast on April 6th: At 09 am (Brasília time) in Portuguese (click here)  At 11 am (Brasília time) in English (click here) These weblinks will also be available on our Investor Relations website: www.itau.com.br/investor-relations  PRESENTATION Candido Bracher President and CEO Marcio de Andrade Schettini General Director, Retail Bank Caio Ibrahim David General Director, Wholesale Bank Milton Maluhy Filho Executive Vice President, CFO and CRO André Sapoznik Executive Vice-President of IT and Operations Alexsandro Broedel Executive Finance Director and Head of Investor Relations Mario Mesquita Macroeconomics and Research Director * participants are invited to submit written questions during the live audio webcast. Investor Relations Webcast investor.relations @itau-unibanco.com.br www.itau.com.br/ investor-relations